SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market– IR 16/15

Generation Auction – Copel GeT Acquires Lot B1

Companhia Paranaense de Energia - Copel, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that Copel Geração e Transmissão acquired Lot B1 of the Hydroelectric Plant Concession Contracting Auction under the Allocation of Assured Energy and Power Quotas regime, held today.

With a granting fee of R$574.8 million, Lot B1 refers to the Gov. Pedro Viriato Parigot de Souza Hydroelectric Power Plant (installed capacity of 260.0 MW and assured energy of 109.0 average MW), whose concession belonged to Copel GeT and which expired on July 7, 2015. The undertaking was acquired with no discount, representing service provision revenue of R$130.9 million per year, comprising R$46.0 million in generation asset management costs (GAG), including improvements to be executed during the concession period, and R$84.9 million as the return from the granting fee (RBO), as detailed in the table below.

Lot	Plant	Installed Capacity	State	GAG¹	RBO¹	Service Provision Revenue¹	Granting Fee
		(MW)		(R$ million/year)	(R$ million/year)	(R$ million/year)	(R$ million)
B1	GPS (Capivari/Cachoeira)	260	PR	46,0	84,9	130,9	574,8
GAG: Generation Asset Management Costs
RBO: Return from Granting Fee
¹ Amounts adjusted annually by the IPCA consumer price index.

The granting fee will be paid in two installments, the first of which, in the amount of R$373.6 million, by December 30, 2015 and the second, in the amount of R$201.2 million, in up to 180 days as of signature of the agreement, updated by the variation in the Special Settlement and Custody interest rate (SELIC) between the payment dates of the first and second installments.

One hundred percent of the energy generated will be allocated to the assured energy quota regime in 2016, falling to 70% as of January 1, 2017. In regard to this portion of energy, Copel GeT will not cover the hydrological risk and the financial results of the Energy Reallocation Mechanism (MRE) associated with the plant.

Curitiba, November 25, 2015.

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

For additional information, please contact our IR team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 25, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.